

Mail Stop 3030

October 30, 2009

Via U.S. Mail and Fax (612) 623-6703

Mr. James A. Graner
Chief Financial Officer and Treasurer
Graco Inc.
88- 11th Avenue Northeast
Minneapolis, MN 55413

      Re: Graco Inc.
             Form 10-K for the Fiscal Year Ended December 26, 2008
             Filed February 17, 2009
             File No. 001-09249

Dear Mr. Graner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. James A. Graner
Graco Inc.
October 30, 2009
Page 2

Item 1A. Risk Factors, page 8

1.   We note that you have disclosed a total of six risk factors on pages 8 and 9 and have not
        added any risk factors in your subsequent Form 10-Q filings. Please consider whether it
        would be appropriate to disclose, without limitation, material risks, if any, relating to
        reduced revenues and earnings in recent quarters, changes in the competitive environment
        owing to the present economic climate, your reliance on new product offerings and/or
        your adoption of a poison pill plan. Refer to Item 503(c) of Regulation S-K.

Item 11. Executive Compensation, page 49

2.   We note from your disclosure under "Benchmarking" that you have incorporated by
        reference from page 12 of your proxy statement that you target base salaries for your
        named executive officers at the median of peer companies with similar sales volume. In
        future filings, as applicable, please include a brief analysis of where actual base salaries
        fall within the targeted range. If any of your named executive officers are compensated
        at levels that are materially different from the targeted levels of base salary, please also
        provide discussion and analysis as to why. Also, to the extent that you set targets for
        total compensation, annual incentives and/or long-term incentives based on peer
        company data, please include similar analysis in your future filings as applicable.

3.   We note from your disclosure under "Annual Cash Incentive" on page 15 that you have
        an Executive Officer Annual Incentive Bonus Plan that is distinct from your Executive
        Officer Bonus Plan. Please confirm that you will disclose in future filings why you have
        two annual cash incentive plans and explain the differences between such plans,
        including, as applicable, the financial measures used to assess each executive officer, the
        payout targets established, and the amounts paid to executives under these plans.

4.   We note from your Summary Compensation Table on page 19 that three of your five
        named executive officers received stock awards in 2008. In future filings, as applicable,
        please disclose why you made these grants, describe how you determined the grant
        amounts, and explain the reasons for any variances between grants paid to the various
        officers.

Form 10-K for the year ended December 26, 2008

Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

B. Segment Information

5.   Disclosure of long-lived assets by geographic area should present tangible assets only and
        should not include intangibles or investments. Please revise your disclosures in future

        filings to comply with paragraph 280-10-55-23 of the FASB Accounting Standards Codification.

J. Retirement Benefits

6.   We see that you recognized a net loss on pension benefits during the period of $102.8 million in other comprehensive (income) loss in 2008. Please tell us more about what the loss represents, why it occurred as well as the authoritative accounting literature that you relied on to determine your accounting and presentation for it.

Item 9A. Controls and Procedures

7.   We note the language added after the word effective in management's conclusion regarding the effectiveness of your disclosure controls and procedures. The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Forms 10-Q for the periods ended March 27, 2009, June 26, 2009 and September 25, 2009

Signatures

8.   We note that your Form 10-Q for the period ended September 25, 2009 is not appropriately dated. Please file an appropriately signed and currently dated amendment to the Form 10-Q for the period ended September 25, 2009. Please consider this comment together with comment 9 below.

Certifications, Exhibits 31 and 32

9.   We note that your certifications filed pursuant to Section 302 and 906 of the Sarbanes-Oxley Act of 2002 are not appropriately dated and in certain periods are not appropriately signed. Please file an amendment to each of your Forms 10-Q for the periods ended March 27, 2009, June 26, 2009 and September 25, 2009 to include certifications that are appropriately signed and currently dated by your Chief Executive Officer and Chief Financial Officer. Your amendments must each include the entire periodic report as well as currently dated and signed 906 and 302 certifications.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jay Webb, Reviewing Accountant at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212. Please contact Joseph McCann, Staff Attorney, at (202) 551-6262 or me at (202) 551-3314 if you have questions on any other comments.

Sincerely,

Daniel Morris
Special Counsel